Exhibit 99.1

News release

Cenovus Energy releases 2022 ESG report
New methane reduction milestone announced
Calgary, Alberta (June 29, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) released its 2022 environmental, social and governance (ESG) report today, detailing sustainability performance and progress on its ESG targets. The company also announced a milestone to reduce absolute methane emissions in its upstream operations by 80% by year-end 2028, from a 2019 baseline.

“Strong sustainability performance is fundamental to our business and we continue to pursue opportunities to progress our ESG targets and ambition for net zero emissions from operations by 2050, including establishing our new methane milestone,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “By continuing to aggressively focus on near-term action on methane, we’re able to achieve meaningful reductions immediately as we also apply and advance technologies to enable future decarbonization of our operations.”

The 2022 ESG report provides details on each of Cenovus’s five ESG focus areas – climate & greenhouse gas emissions, water stewardship, biodiversity, Indigenous reconciliation, and inclusion & diversity – as well as safety and governance performance. In 2022, the company continued to make progress on several goals, including reducing absolute methane emissions in upstream operations by 32% from 2021 levels, and 59% between 2019 and 2022. It also spent $395 million, or the equivalent of more than $1 million each day, with Indigenous businesses in areas such as engineering and construction services. Building on this work, in the first quarter of 2023, Cenovus achieved its target of spending at least $1.2 billion with Indigenous businesses between 2019 and year-end 2025.

“Reaching our minimum Indigenous business spend target two years ahead of schedule is one way to demonstrate our commitment to advancing Indigenous reconciliation,” said Rhona DelFrari, Chief Sustainability Officer & Executive Vice-President, Stakeholder Engagement. “And it doesn’t mean we’re done. We’re continually looking for opportunities to expand the scope of work we do with local Indigenous communities and businesses in the areas where we operate.”

Other 2022 ESG performance highlights

•Completed more than 1,800 optical gas imaging surveys and an alternative Fugitive Emissions Management Program aerial screening pilot, with potential to expand, as part of continued focus on improved methane detection and quantification.
•Advanced several carbon capture projects, including drilling an appraisal well at Cenovus’s Minnedosa Ethanol Plant to better understand the reservoir where CO2 would be stored, and completing design and engineering studies for phase 1 carbon capture and storage at the Christina Lake oil sands facility.
•Maintained target-level oil sands fresh water intensity at 0.12 barrels of water per barrel of oil equivalent.
•Reclaimed another 537 decommissioned well sites, putting the company 66% of the way to its target of reclaiming 3,000 by year-end 2025 (from 2019), and planted more than 570,000 trees within its forested reclamation areas. The company is also halfway to its target of restoring more habitat than it uses in the Cold Lake caribou range by year-end 2030.
•Conducted a voluntary self-identification survey for staff. The company is assessing the results as Cenovus works to add a diversity target beyond gender in 2023.

Advisory

Forward-looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “achieve”, “continue”, “focus”, “milestone”, “potential”, “target”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: general and 2023 priorities; ESG focus areas, targets, and ambition, including reducing absolute net equity-based scope 1 and 2 GHG emissions by 35% by year-end 2035 from 2019 levels, long-term ambition to achieve net zero GHG emissions from operations by 2050 and reducing absolute methane emissions in upstream operations by 80% by year-end 2028 from a 2019 baseline; progressing GHG-reducing technologies, including carbon capture and storage projects; expanding the scope of work with local Indigenous communities and businesses; expanding optical gas imaging surveys and alternative Fugitive Emissions Management Program aerial screening; and adding diversity target beyond gender.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: our ability to access sufficient capital to pursue sustainability and development plans; our ability to develop, access or implement some or all of the technology necessary to achieve expected future results, including in respect of ESG focus areas and GHG emissions targets, milestones and ambition, and the commercial viability and scalability of emission reduction strategies and related technology and products; and the assumptions inherent in Cenovus’s updated 2023 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto.

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Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management Discussion and Analysis for the periods ended December 31, 2022 and March 31, 2023, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Contacts:

Cenovus
Media Relations general line
403-766-7751
media.relations@cenovus.com

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